Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester , CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

May 6, 2009

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:          Lux Digital Pictures, Inc.
Registration Statement on Form S-1
File No. 333-153502

Dear Ms. Bancroft,

We have amended the above referenced S-1 to reflect the following minor changes:

On page 5, Total Stockholder’s Equity has been updated to state $766,322.

On page 31, Item 51, we have changed the "printing and shipping" expense to $4,000 and the "accounting" figure to $10,000 for a new total of $22,510.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter. We ask for expedited review of this registration statement.

Thank you.

Sincerely,

 /s/
Jillian Ivey Sidoti
Attorney for Lux Digital Pictures, Inc.